Exhibit 99.1

Envoy Capital Group Inc.

Annual Report 2009

Dear Shareholders

We entered our fiscal 2009 year in the midst of the deepest economic recession since the Great Depression. Financial institutions around the world faced unprecedented stress on their balance sheets and required massive government intervention to avoid collapse, stock market declines wiped out vast amounts of personal and corporate net worth, job losses continued unabated and the housing markets in North America saw a significant decline in value and increased levels of foreclosures.

On the back of the massive government intervention programs needed to support financial institutions, ease credit markets, stimulate economic activity and create jobs we saw global stock markets improve during the period from March through September 2009. However, general economic activity lagged the stock market improvements and there remained considerable uncertainty surrounding the rate and timing of a global economic recovery.

Over the past twelve months Envoy management reacted to the economic uncertainties by implementing a number of cost containment programs including a reduction of our full time labour force, a reduced and flexible work week, a reduction of corporate overhead expenses and closure of our branch operations in Dubai as that nations debt problems emerged. In addition, we continued to utilize a conservative investing methodology because of the considerable volatility in the global stock markets.

For the fiscal year ended September 30, 2009 Envoy incurred a net loss of ($10.5) million or ($1.22) per share compared with a loss of ($10.2) million or ($1.11) per share last year. The per share calculations are based on fully diluted weighted average shares outstanding of approximately 8.6 million for the current year and 9.1 million shares last year.

The net loss for fiscal 2009 includes certain large one time or non-recurring expense items totaling $6.2 million that should be highlighted. These items include:

•
Non-cash expenses of $4.4 million relating to the write down of goodwill. Management conducted its impairment testing at year end and determined that, given the difficult economic environment facing our business and the uncertain market conditions going forward, it was appropriate to reduce the carrying value of goodwill ;

•
Non-cash expenses of $1.0 million relating to the write down of future tax assets. Again, based on the difficult economic environment and the uncertainties facing our business, management felt that a valuation allowance of this amount was appropriate; and,

•
Non-recurring losses of $0.8 million relating to the company's Dubai branch operations which were closed during the fourth quarter of fiscal 2009 because of deteriorating business and economic conditions in that region.

Entering the fourth quarter we had conservatively positioned our investment portfolio to guard against the volatility of the stock markets which we had experienced in prior periods. As a result of improving conditions in global stock markets during the three month period ending September 30, 2009 the Merchant Banking operations earned a profit of approximately $300,000.

Within the Consumer and Retail Branding Division, Watt International Inc., the recessionary market conditions discussed above continued to negatively impact spending at many of its retail clients. All geographic markets in which Watt operates have been impacted, in particular the Middle East and Asian markets. As a result of this reduced spending the Branding Division lost approximately $835,000 during the fourth quarter of fiscal 2009. Approximately half of this loss came from the Dubai branch operations which were closed during the quarter.

Although the recovery in the stock markets is encouraging, there are still major obstacles to overcome before the world's major economies stabilize and eventually recover from the current recessionary environment. In the intervening months we expect to see continued volatility in the stock markets and conservative spending by our retail and consumer branding clients. Management will continue to monitor these spending patterns and we will continue to make adjustments to our operating costs as required in order to return Envoy to profitability.

Thank you for your continued support, particularly in this difficult economic environment.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

The following section of our annual report sets forth Management's Discussion and Analysis of the financial performance of Envoy Capital Group Inc. ("Company", "Envoy", "we" or "us") for the year ended September 30, 2009 compared to the year ended September 30, 2008. The analysis is based on our audited consolidated financial statements (the "Financial Statements"), including the accompanying notes, which are presented elsewhere in this report. The Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 24 to the Financial Statements.

The discussion, analysis and financial review are presented in the following sections:

1.	Executive Summary
2.	Selected Annual Information
3.	Results of Operations
4.	Summary of Quarterly Results
5.	Commitments and Contractual Obligations
6.	Reconciliation to U.S. Generally Accepted Accounting Principles
7.	Liquidity and Capital Resources
8.	Related Party Transactions
9.	Critical Accounting Policies
10.	Impact of Recently Issued Financial Standards
11.	Risks and Uncertainties
12.	Evaluation of Disclosure Controls and Procedures
13.	Updated Share Information
14.	Forward Looking Statements

1.	EXECUTIVE SUMMARY

Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy has a "Corporate Group" which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

Corporate Overview

At the Company's annual general meeting held on March 30, 2007 the shareholders voted to amend the Company's articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the Company is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the Company's common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

On February 5, 2007 the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares over the next twelve month period. Purchases were approved to commence on February 7, 2007 and conclude on the earlier of the date on which purchases under the bid had been completed and February 7, 2008. During the reporting year ending September 30, 2007 Envoy repurchased and cancelled 813,466 common shares for cash consideration of $2.8 million. The average price of the shares repurchased during this period was $3.47 per share. In fiscal 2008, the Company completed the purchases under this normal course issuer bid, repurchasing and cancelling 188,309 shares for cash consideration of $572,942, or an average price of $3.04 per share.

On February 6, 2008 the Company initiated a new normal course issuer bid whereby the Company was authorized to purchase from time to time, if considered advisable, up to an aggregate of 903,880 common shares over the ensuing twelve month period. In fiscal 2008, the Company repurchased and cancelled 876,621 common shares for cash consideration of $2,359,778, an average of $2.69 per share. In fiscal 2009, the Company completed the purchases under this normal course issuer bid, repurchasing 27,259 shares for cash consideration of $59,477, or an average price of $2.18 per share.

On April 27, 2009, the Company announced acceptance by the Toronto Stock Exchange (the "TSX") of its Notice of Intention to Make a Normal Course Issuer ("NCIB"). Pursuant to the NCIB, Envoy proposes to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 682,723 common shares, being 10% of the public float. Purchases were approved to commence on May 1, 2009 and conclude on the earlier of the date on which purchases under the NCIB have been completed and April 30, 2010. No purchases have yet been made under this issuer bid.

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M ("Envoy Monaco") which will be responsible for carrying on Envoy's existing merchant banking business. Envoy Monaco's investment portfolio will be comprised of securities of mostly public and some private issuers in a broad range of sectors. It will also continue to try to identify compelling investment opportunities in energy-related, technology and biotechnology businesses.

Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited ("Gilchrist"), for $27.0 million cash and recorded a net gain of $5.7 million on the sale.

On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified "Dutch Auction" tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007, the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

Based on the 2009 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company ("PFIC") under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2009, and may be a PFIC for subsequent fiscal years.

The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a "qualified electing fund" or "mark-to-market" elections. U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy's fiscal year end in order to receive the necessary financial information.

Consumer and Retail Branding Overview

The operations of the Branding segment are carried out through Envoy's wholly owned Canadian subsidiary, Watt International Inc. ("Watt"). Watt's services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market. In the last few years, Watt has transformed its business model to become a more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.

Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.

Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.

Merchant Banking Overview

In Fiscal 2006, Envoy's board of directors approved the creation of a merchant banking operation focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.

The Merchant Banking segment investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

The Merchant Bank business earnings consist of both realized and unrealized gains in the fair value of its investments, plus dividends and interest income.

Operating costs for the Merchant Banking segment are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange gains and losses. Occupancy costs represent the costs of leasing and maintaining company premises.

	Fiscal 2009	Fiscal 2008	Fiscal 2007

Net revenue	$12.3 million	$11.3 million	$17.6 million
Net (loss) earnings:
From continuing operations	(10.5) million	(10.2) million	2.6 million
From discontinued operations	-	-	0.4 million

Total	(10.5) million	(10.2) million	3.0 million

Net (loss) earnings per share
Total
Basic	$(1.22)	$(1.11)	$0.23
Diluted	$(1.22)	$(1.11)	$0.23

From continuing operations
Basic	$(1.22)	$(1.11)	$0.20
Diluted	$(1.22)	$(1.11)	$0.20

From discontinued operations
Basic	$nil	$nil	$0.03
Diluted	$nil	$nil	$0.03

As at:	Sep 30, 2009	Sep 30, 2008	Sep 30, 2007

Total assets	$23.6 million	$36.5 million	$50.8 million

Total long-term financial liabilities	$nil	$nil	$0.1 million

Cash dividends declared	$nil	$nil	$nil

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

3.	RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 2009, COMPARED TO FISCAL YEAR

ENDED SEPTEMBER 30, 2008

On a consolidated basis, the net loss for the year ended September 30, 2009 was ($10.5) million compared to a net loss of ($10.2) million for the year ended September 30, 2008. On a fully diluted per share basis the net loss for fiscal year 2009 was ($1.22) per share compared to ($1.11) in fiscal 2008.

Consumer and Retail Branding Segment

Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the year ended September 30, 2009 was $11.7 million, compared to $15.5 million for the year ended September 30, 2008, an decrease of $3.8 million. The main reason for the decrease was reduced client spending.

The geographical breakdown of net revenue is as follows:

	Net revenue for the year ended September 30
	(in millions)
By customer location:	2009	% of total	2008	% of total
USA and South America	$4.9	42%	$6.4	41%
Canada	4.7	40%	5.3	34%
Middle East and Asia	2.1	18%	3.8	25%
	$11.7	100%	$15.5	100%

Net revenue from the U.S. and South American based customers declined to $4.9 million in fiscal 2009 from $6.4 million in fiscal 2008, a reduction of $1.5 million, as many of the retail clients scaled back on spending during a year that was largely affected by the economic downturn. Net revenue from Canadian customers declined to $4.7 million in 2009 from $5.3 million in 2008 for many of the same reasons. Net revenue from the Middle East and Asia region decreased $1.7 million in fiscal 2009 as compared to fiscal 2008, primarily as a result of this region being affected by a slowing economy as large scale projects were put on hold or delayed indefinitely.

Revenue from the Middle East and Asia region is expected to decline significantly going forward as a result of the Company's decision to close the Dubai branch in late fiscal 2009. Signs of economic distress began to show in the region toward the end of the first quarter, considerably later than other regions of the globe. Initially, it was thought that the unique nature of the region might insulate it somewhat from the problems elsewhere, however, once the downturn began, it spread rapidly to all sectors in the region. Payments from clients slowed significantly and plans were curtailed on almost all projects on which the Company was working. It became clear that the problems were unlikely to be short term in nature. New business slowed to a halt and focus turned to collection of outstanding receivables. By the fourth quarter of fiscal 2009 it became apparent that it was no longer economically viable for the Company to continue to staff and operate a branch office in Dubai and the decision was made to terminate the staff and close the office. The impact of closing the office has been fully reflected in the financial statements for the year ended September 30, 2009.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

Operating expenses, excluding depreciation and goodwill impairment, for the twelve months ended September 30, 2009 were $13.0 million compared with $13.5 million for the twelve months ended September 30, 2008, a decrease of $0.5 million. Expressed as a percentage of revenue operating expenses were 110.8% this year compared to 87.3% last year.

Management made a decision to write down the goodwill associated with the Consumer and Retail branding division to nil at the end of fiscal 2009. The impairment testing conducted at year end suggested that the fair value of the unit no longer supported the carrying value of goodwill. While the closure of the Dubai branch was a factor in the evaluation, there became additional concerns regarding the health of the North American operations. Given market conditions and the continued reluctance on the part of customers to increase their spending, it was management's opinion that there was no remaining value related to goodwill. While we are cautiously optimistic that we are nearing the end of the economic down cycle, the uncertainty surrounding key aspects of the business require that a conservative approach be taken with respect to goodwill.

Salaries and benefits expenses for the current fiscal year were $10.2 million compared to $10.9 million last year, a decrease of $0.7 million or 6.4%. The decrease in these costs was a result of the reduction in staff as management worked on bringing labour costs down in reaction to declining revenues. Salaries and benefits expense as a percent of net revenue was 87.3% for the fiscal year 2009 compared to 70.7% in the prior year. The relative reduction in salaries and benefits is smaller than the decline in net revenue for the same period mainly as a result of the lag effect of staff reductions in response to declining revenues. As most of the staff are full-time, fixed salary personnel, revenue fluctuations must be seen to be more than temporary before adjusting staff levels in order to minimize hiring or termination costs. Included in salaries and benefits for fiscal 2009 are severance costs of approximately $0.4 million. Salaries cost are continually monitored to align costs with current and expected revenues.

General and administrative expenses were $1.8 million for the twelve months ended September 30, 2009, compared to $1.7 million for twelve months ended September 30, 2008, an increase of $0.1 million. Losses on foreign currency translation due to a weaker U.S. dollar were approximately $0.3 million in fiscal 2009 compared to almost nil in fiscal 2008. This offset the decrease of approximately $0.2 million in the other general and administration expenses for fiscal 2009 as compared to fiscal 2008. General and administration expenses as a percent of net revenue were 15.4% for the current year compared to 11.0% last year. The Company continues to focus on ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

Occupancy costs for the twelve months ended September 30, 2009 were $0.9 million, compared to $0.8 million for the same period last year. The increase was as a result of additional charges related to closing the office in Dubai. Occupancy costs as a percent of net revenue were 7.8% this year compared to 5.4% last year.

Depreciation expense for the year ended September 30, 2009 and year ended September 30, 2008 was $0.4 million and $0.3 million, respectively.

Interest expense was nil for the twelve months ended September 30, 2009 compared to minimal interest income for the same period last year

Pre-tax loss from the Branding segment was ($6.0) million in fiscal 2009 compared to pretax earnings of $1.6 million in fiscal 2008.

Merchant Banking Segment

Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company's investments plus interest and dividend income earned during the period.

The Merchant Banking segment experienced net investment gains of approximately $0.6 million for the twelve months ended September 30, 2009, compared to net investment losses of ($4.3) million for the twelve months ended September 30, 2008. The Company came into fiscal 2009 with a conservative investment portfolio allocation. This proved to be a prudent strategy as the market turmoil which began in the summer of 2008, continued through the fall and into the new year. By contrast, the late second quarter and early third quarter saw markets improve considerably, whereby the conservative approach to investment became a less productive strategy and returns suffered compared to the overall market. Despite the lower-than-average capital employed, the Merchant Banking segment still outperformed relative to the major indices for the fiscal year period. Investment gains going forward will continue to be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

For the twelve months ended September 30, 2009 the Company recognized gains attributable to the sale of marketable securities or adjustments to market value of $0.3 million. For the same period last year, the Company recognized losses of ($4.9) million. Interest and dividend income for the Merchant Banking segment for the fiscal year 2009 was approximately $0.3 million, compared to $0.7 million last year. Interest earned for the period was largely attributable to cash held in short term interest bearing corporate notes or discount securities.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

For the twelve months ended September 30, 2009, the Company generated a return of 2.7% compared to last year when the Company experienced a negative return of (12.2%) on its invested capital. Investment returns were significantly impacted by the unsettled nature of worldwide stock markets. Late in the third quarter of fiscal 2008, domestic, U.S. and international markets began a slide which continued through the end of second quarter of fiscal 2009. Management made a decision early in the downturn to preserve capital by divesting from much of its liquid holdings and was able to mitigate a good portion of the potential downside. Part of that strategy in fiscal 2009 involved the use of put option derivatives to take advantage of the perceived risk. The historically large premium values on the put options were attractive as a lower risk method to re-deploy capital in the market. However, while the Company was able to earn the bulk of the option premiums as the markets moved up in mid 2009, the reduced exposure to long positions lowered the overall return on the portfolio. In comparison to other widely-used benchmarks the Company outperformed for the year, as the Dow Jones Industrial Average lost (10.5%) over the Company's fiscal year period, while the S&P 500 and TSX lost (9.3%) and (0.9%), respectively.

Operating expenses for the Merchant Banking business are comprised largely of salaries and benefits. Total operating expenses for the twelve months ended September 30, 2009 were approximately $2.3 million, compared to $1.5 million for the same period last year. Approximately $0.3 million of the increased costs for fiscal 2009 are the result of certain compensation components being reclassified from general and administrative expenses due to changes in executive contracts. In addition there were one-time start-up costs for the Monaco subsidiary, and higher overall costs as a result of an increase in foreign currency rates.

Fiscal 2009 pre tax loss from the Merchant Banking segment totaled approximately ($1.7) million, compared to a loss of ($5.7) million last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, listing fees and shareholder relations. Credit amounts generated by the corporate segment relate to a recovery in excess of actual costs as a result of subleasing excess space at the Company's corporate office. As the Company has relocated its corporate office, there will be no further sublease arrangement and related credits going forward. For the twelve months ended September 30, 2009 these expenses, excluding depreciation, totaled approximately $1.5 million, compared to approximately $2.0 million in the prior year.

Income Taxes

Given the current operating loss, along with the uncertainty surrounding investment markets going forward, the Company has increased its valuation allowance on its future tax assets to reduce the value of the asset to nil. As a result of the valuation allowance, the current value of the tax asset reflects management's assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods. Income tax expense for the year was $1.0 million. All of the expense is a result of a revaluation of the Company's future tax asset.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

Income from discontinued operations

Income from discontinued operations represents income from Envoy's UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the fiscal years 2009 and 2008 was $nil and for the fiscal year 2007 was approximately $0.4 million. Income from discontinued operations in fiscal 2007 represents the settlement of potential liabilities more favourably than expected.

Discontinued operations as detailed in note 23 to the Financial Statements as follows:

Fiscal year:	2009	2008	2007

Net revenue	$-	$-	$-

Operating expenses	-	-	-
Interest income	-	-	-
Depreciation	-	-	-
Income tax expense	-	-	-

Earnings from discontinued operations (excluding gain on sale)	-	-	-

Minority interest	-	-	-

Gain on sale of discontinued operations			375,514

Earnings from discontinued operations	$-	$-	$375,514

Net earnings (loss)

Net loss for the twelve months ended September 30, 2009 was ($10.5) million, compared to a loss of ($10.2) million for the twelve months ended September 30, 2008. On a per share basis the net loss in the current year was ($1.22) per share compared to ($1.11) last year.

The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,558,466 this year compared to 9,122,688 last year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

THREE MONTHS ENDED SEPTEMBER 30, 2009, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2008

On a consolidated basis, the net loss for the fourth quarter of fiscal 2009 was ($6.4) million, compared to a net loss of ($8.3) million for the fourth quarter of fiscal 2008. Excluding the impact of goodwill impairment and valuation allowances related to future tax assets, the net loss for the fourth quarter of fiscal 2009 was ($1.0) million, compared to ($4.6) million for the fourth quarter of fiscal 2008.

Consumer and Retail Branding Segment

Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the three months ended September 30, 2009 was $1.6 million, compared to $3.5 million for the three months ended September 30, 2008, a decrease of $1.9 million, or 54.3%. The principal reason for the decrease in net revenue from last year to this year was reduced client spending.

The breakdown of net revenue is as follows:

	Net revenue for the three months ended September 30
	(in millions)
By customer location:	2009	% of total	2008	% of total
USA and South America	$0.8	50%	$1.5	44%
Canada	0.5	33%	1.3	37%
Middle East and Asia	0.3	17%	0.7	19%
	$1.6	100%	$3.5	100%

Net revenue from U.S. and South American customers decreased by approximately $0.7 million for the fourth quarter of fiscal 2009 as compared to the same period last year, while net revenue from the Canadian based customers decreased by $0.8 million. Net revenue from the Middle East and Asia region decreased $0.4 million compared to the same period last year. As discussed in the full year results, the Company made the decision to close the Dubai branch in the fourth quarter of fiscal 2009. As a result, revenue from the Middle East and Asia region will likely be significantly lower in future periods.

Operating expenses, excluding depreciation and goodwill impairment, for the fourth quarter of 2009 were $2.3 million, compared to $3.4 million in the fourth quarter of fiscal 2008, mainly due to reduced labour costs. Expressed as a percentage of revenue, operating expenses were 146.7% this year compared to 99.2% last year.

Salaries and benefits expenses for the fourth quarter of 2009 were $1.8 million compared to $2.9 million for the fourth quarter last year, a decrease of $1.1 million or 37.9%.  Salaries and benefits levels decreased as a result of staff reductions related to the decrease in revenue. Salaries and benefits expense as a percent of net revenue was 111.4% for this year's fourth quarter compared to 83.1% for the same period last year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

General and administrative expenses were $0.3 million in the current quarter compared to $0.4 million in the same period last year. General and administrative expenses as a percent of net revenue were 19.2% for this year's fourth quarter compared to 11.1% in the same period last year.

Occupancy costs for both the current quarter were $0.3 million compared to $0.2 million in the fourth quarter of fiscal 2008. Occupancy costs as a percent of net revenue were 16.0% in the fourth quarter of fiscal 2009 compared to 5.9% in the same period last year.

Depreciation expense for the three months ended September 30, 2009 and three months ended September 30, 2008 was $0.1 million.

There was a no interest income or expense for the three months ended September 30, 2009 and a small amount of interest income for the same period last year.

Pre-tax losses from the Branding segment were ($5.2) million in the fourth quarter of fiscal 2009 compared to ($0.1) million in the fourth quarter of fiscal 2008. Excluding goodwill impairment, pre-tax losses from the Branding segment were ($0.8) million for the fourth quarter of fiscal 2009.

Merchant Banking Segment

For the fourth quarter ended September 30, 2009 the Merchant Banking segment generated net investment gains of $0.8 million, compared to investment losses of ($3.8) million in the same period last year. As financial markets improved considerably in the fourth quarter of fiscal 2009, the Merchant Banking segment was able to generate acceptable returns on its invested assets. The Company continues to maintain an overall relatively conservative strategy as management feels there may still be considerable ongoing volatility, given that the economic stimulus employed by governments around the world to assist in recovery were of historic proportions. While the Company believes that the economy is on its way to recovery, there will likely be some lingering effects for the next several quarters. Management will continue to employ a blended strategy of long positions and related derivatives in an attempt to maximize returns while limiting downside risk.

Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the quarter were approximately $0.5 million, compared to $0.2 million for the same period last year.

During the fourth quarter of fiscal 2009 pre tax income from the Merchant Banking business totaled approximately $0.3 million, compared to pre-tax losses of ($4.0) million in the same period last year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, listing fees and shareholder relations. During the current quarter and the same period last year, these expenses totaled approximately $0.5 million.

Income Taxes

The income tax expense for the period was $1.0 million. The reason for the disparity from the substantially enacted tax rate of 32% was an adjustment to the value of the future tax asset based on the Company's results for the fourth quarter along with the overall volatility in the market and economic uncertainty at year end. The current value of the future tax asset reflects management's assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Net loss

Net loss for the three months ended September 30, 2009 was ($6.4) million, compared to a loss of ($8.3) million for the three months ended September 30, 2008. On a per share basis the net loss in the current quarter was ($0.74) per share compared to ($0.95) last year. The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,558,377 for the current quarter compared to 8,688,245 in the same period last year.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

4.	SUMMARY OF QUARTERLY RESULTS

	Q4 2009	Q3 2009	Q2 2009	Q1 2009

Net revenue	$2.4 million	$2.9 million	$3.3 million	$3.7 million

Net loss:
From continuing operations	($6.38) million	($1.81) million	($1.24) million	($1.04) million
Including discontinued operations	($6.38) million	($1.81) million	($1.24) million	($1.04) million

Net loss per share:
From continuing operations
Basic	$(0.74)	$(0.21)	$(0.15)	$(0.12)
Diluted	$(0.74)	$(0.21)	$(0.15)	$(0.12)
Including discontinued operations
Basic	$(0.74)	$(0.21)	$(0.15)	$(0.12)
Diluted	$(0.74)	$(0.21)	$(0.15)	$(0.12)

	Q4 2008	Q3 2008	Q2 2008	Q1 2008

Net revenue	($0.3) million	$3.5 million	$3.3 million	$4.7 million

Net earnings (loss):
From continuing operations	($8.25) million	($1.28) million	($0.98) million	$0.36 million
Including discontinued operations	($8.25) million	($1.28) million	($0.98) million	$0.36 million

Net earnings (loss) per share:
From continuing operations
Basic	$(0.95)	$(0.14)	$(0.10)	$0.04
Diluted	$(0.95)	$(0.14)	$(0.10)	$0.04
Including discontinued operations
Basic	$(0.95)	$(0.14)	$(0.10)	$0.04
Diluted	$(0.95)	$(0.14)	$(0.10)	$0.04

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

5.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2009:

	Total	Due in year 1	Due in year 2	Due in year 3
Operating leases	$568,345	$393,593	$89,186	$85,566
Long term debt	-	-	-	-
Total contractual cash obligations	$568,345	$393,593	$89,186	$85,566

6.	RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Summary of material adjustments to net (loss) earnings for the years ended September 30, 2009, 2008 and 2007 required to conform to US GAAP. Detailed information can be found in note 24 to the Financial Statements.

	2009	2008	2007
Net (loss) earnings - Canadian GAAP	$(10,475,810)	$(10,158,145)	$3,016,719
Cash held in escrow	-	2,803,549	(103,549)
Capitalized incorporation costs	-	66,339	(66,339)
Income recognized on reclassification of investments	-	-	77,416
Gains on privately-held securities	-	-	(1,147,500)
Fair value adjustment on restricted securities	(283,411)	1,619,615	-
Net (loss) earnings based on U.S. GAAP	$(10,759,221)	$(5,668,642)	$1,776,747

Net (loss) earnings from continuing operations	$(10,759,221)	$(8,472,191)	$1,401,233
Net earnings from discontinued operations (Note 23)	$-	$2,803,549	$375,514

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on U.S. GAAP:

	2009	2008
Total assets based on Canadian GAAP	$23,595,204	$36,482,044
Fair value adjustment on restricted securities	188,704	472,115
Total assets based on U.S. GAAP	$23,783,908	$36,954,159

The following adjustments are required in order to conform shareholders' equity based on Canadian GAAP to shareholders' equity based on U.S. GAAP:

	2009	2008
Shareholders' equity based on Canadian GAAP	$21,624,034	$32,159,321
Fair value adjustment on restricted securities	188,704	472,115
Shareholders' equity based on U.S. GAAP	$21,812,738	$32,631,436

The Company's comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders' equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2009	2008	2007
Net (loss) earnings for the year in accordance with U.S. GAAP	$(10,759,221)	$(5,668,642)	$1,776,747
Less: reclassification adjustment for gains realized in net income	-	-	(242,378)
Change in cumulative translation adjustment account		76,519	(25,514)
	$(10,759,221)	$(5,592,123)	$1,508,855

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

7.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2009, Envoy had working capital of $19.5 million, compared to September 30, 2008, when it had a working capital of $24.5 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $5.1 million at September 30, 2009 and $14.4 million at September 30, 2008. The principal reasons for the decrease were the conscious decision by the Company to maintain a large portion of its capital in cash, as well as the deterioration in market value of the investments.

Approximately $9.2 million in cash was generated from operations during the twelve months ended September 30, 2009, compared to $5.3 million for the twelve months ended September 30, 2008. The main sources of funds were the collection of accounts receivable and the sale of investments held for trading. The accounts receivable balance at September 30, 2008 was particularly high due to several large invoices not collected until October 2009.

In recent prior years, the Company has used significant working capital to repurchase shares of the Company pursuant to the normal course issuer bid. In fiscal 2009, it was determined that the working capital would be better used elsewhere. Purchases under the issuer bid were $2.9 million in fiscal 2008 and only $0.1 million in fiscal 2009.

The Company used funds not otherwise invested in the market to pay down its operating line of credit in fiscal 2009 in order to minimize interest charges. The revolving credit facility is available up to a maximum of $1.0 million. At September 30, 2009, there were no borrowings under the credit facility.

Despite the current economic conditions, the Company has access to significant liquid capital resources and is not exposed to any investments with distressed credit.

8.	TRANSACTIONS WITH RELATED PARTIES

During the year, the Company paid $7,500 (2008 - $215,000; 2007 - $244,786) for legal services to a director of the Company. In November 2008, this director became an employee of the Company.

At September 30, 2009 Envoy owned an approximate 28% interest in Sereno Capital Corporation ("Sereno"), a Capital Pool Company. Members of Envoy's management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M ("Envoy Monaco"). As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired a 0.1% share interest in Envoy Monaco (total of 0.2%) at a cost of 5,000 Euros each.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy's Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the Financial Statements.

Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.

Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

Income Taxes

Envoy accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

Revenue Recognition — Branding segment

The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:

(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.

The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete. Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss.

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor's services is included in salaries and benefits expense or general and administrative expenses, as appropriate.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

Revenue Recognition — Merchant banking segment

Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. The standards require that all financial assets be classified either as held-for-trading ("HFT"), available-for-sale ("AFS"), held-to-maturity ("HTM"), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost.

AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables are accounted for at amortized cost using the effective interest method. At each financial reporting period, the Company's management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT are recorded at fair value based on objective evidence including recent arm's length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Discontinued operations

The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company's ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.

Recently Adopted Accounting Policies

Effective October 1, 2007, the Company adopted prospectively the following Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") new accounting standards for interim and annual financial statements for fiscal years beginning on or after October 1, 2007:

(i)     CICA Handbook Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences of noncompliance;

(ii)    CICA Handbook Section 3862, Financial Instruments - Disclosure, which requires disclosure of information related to the significance of financial instruments to a company's financial position and performance. A company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed;

(iii)   CICA Handbook Section 3863, Financial Instruments - Presentation, which establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

Effective October 1, 2008, the Company adopted prospectively CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard.

Also on October 1, 2008, the Company adopted prospectively CICA Handbook Section 3031, "Inventories", which sets forth the requirements for measuring and presenting inventories. It requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overhead and other costs incurred in bringing the inventories to their present location and condition.

The initial adoption of these standards did not have a material effect on the financial position or earnings of the Company.

10.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

On February 13, 2008 the Canadian Accounting Standards Board ("AcSB") confirmed January 1, 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS). The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. Management has commenced its IFRS conversion project, which consists of several phases, commencing with a review of the Company's significant accounting policies relative to current and proposed IFRS. Management has completed its assessment of the differences between IFRS and Canadian GAAP and is currently in the process of assessing the impact IFRS has on accounting policies and implementation decisions; information technology and data systems; financial statement presentation and disclosures; internal control over financial reporting; disclosure controls and procedures and all business activities. Following this assessment, an implementation plan will be developed to transition the Company's financial reporting process, including internal controls and information systems to IFRS. The impact these differences may have on the financial results has not yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations.

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests", which together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Accounting Standard 27 (Revised), "Consolidated and Separate Financial Statements". These changes are effective for interim and annual financial statements beginning on January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the impact of the adoption of these new accounting standards on its consolidated financial statements.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

In September 2006, the Financial Accounting Standards Board ("FASB") issued a standard that defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. The standard requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. The standard became effective for the Company's fiscal year that began on October 1, 2008. Other than the additional disclosure requirements, the adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In February 2008, the FASB issued changes to fair value accounting, which permits a one-year deferral of the application of fair value measurements for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The guidance partially defers the effective date of fair value measurement to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this change. Management is currently evaluating the potential impact of the adoption of this standard on the Company's consolidated financial statements.

In December 2007, the FASB issued a standard regarding business combinations. This standard establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008 and, as such, the Company will adopt this standard in fiscal 2010. The impact of the standard on the Company's consolidated financial statements will be dependent upon the number of and magnitude of the acquisitions that are consummated once the pronouncement is effective.

In December 2007, the FASB issued a standard on the accounting for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The standard clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company's equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This standard is effective for fiscal years beginning after December 15, 2008. The Company will adopt this standard in fiscal 2010, which will require retrospective application of the presentation and disclosure requirements of this standard for all of the Company's minority interest.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

In April 2009, FASB issued changes regarding interim disclosures about fair value of financial instruments. The changes enhance consistency in financial reporting by increasing the frequency of fair value disclosures from annually to quarterly. The changes require disclosures on a quarterly basis of qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The disclosure requirements are effective beginning with the first interim reporting period ending after June 15, 2009. The adoption of these changes is not expected to have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB issued a standard related to subsequent events. The standard is effective for interim or annual periods ending after June 15, 2009 and establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date. The Company has evaluated subsequent events through the date of issuance of these financial statements, December 16, 2009.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification"). The Codification became the single source for all authoritative accounting principles recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on the Company's financial position, results of operations or liquidity.

In June 2009, the FASB issued a standard which will be effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010. This standard amends previous guidance to require an enterprise to determine whether its variable interest or interest give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This standard also amends previous guidance to require ongoing reassessments of whether and enterprise is the primary beneficiary of a variable interest entity. Management is currently evaluating what impact, if an y, the adoption of this standard will have on the Company's consolidated financial statements.

11.	RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

General economic conditions

The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. These fluctuations may affect the ability of the branding segment to generate consistent returns. However, a significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating in over 30 countries around the world.

The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period. Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth. Investments are usually very liquid and investment horizons consistently monitored.

Client concentration

The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company's prospects, business, financial condition and results of operations. For the year ended September 30, 2009, the Company's top three clients accounted for 48% of its consolidated net revenue (2008 - 56%). The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company's financial results.

Market risk

Market risk is the risk of loss of value in Envoy's portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. Unfavourable economic conditions may negatively impact the Company's ability to generate new investment opportunities. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions or acquisitions of investments at less than favourable prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified and not singularly exposed to any one issuer or class of issuers.

Foreign currency risk

Envoy is subject to currency risk through its activities in Europe and the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. The Company has begun to actively use derivative instruments to reduce its exposure to foreign currency risk. In addition, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

International exposure

The Company's international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company's ability to increase or maintain its operations in various countries.

Key personnel

Envoy's success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.

Interest and Credit risk

Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30, 2009, Envoy had two customers who represented 43% of accounts receivable and one customer who represented 32% of accounts receivable as at September 30, 2008.

Certain of the Company's financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.

The Company believes it is not significantly exposed to interest risk as investments in loans and debt obligations comprise a small percentage of the Company's total investments. Interest exposure is limited on fixed income securities as they are held for trading and bought and sold on a short term basis. As at September 30, 2009, the Company had no liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk.

Future investments

The Company regularly identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company's efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company's business, operating results and financial condition.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

12.	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at September 30, 2009 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2009.

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management's report was not subject to attestation by our independent auditors pursuant to temporary rules of the SEC that permit our Company to provide only management's report in this annual report.

Envoy Capital Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2009
December 11, 2009

13.	UPDATED SHARE INFORMATION

Increase in authorized share capital

At a meeting of shareholders of Envoy held on March 30, 2007 the shareholders approved an amendment to the Articles of Envoy to increase its authorized share capital from 40,000,000 common shares to an unlimited number of common shares.

Deficit reduction

On March 30, 2007, shareholders of the Company approved a special resolution to reduce the stated capital of the common shares of the Company by $40,266,401. The reduction in share capital was applied against the opening deficit of fiscal 2007 in the same amount.

Other items

At September 30, 2009, there were 8,558,377 common shares of Envoy issued, compared to 8,585,636 issued at September 30, 2008.

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

14.	FORWARD LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy's Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy's Annual Information Form filed with the Canadian securities authorities. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Management’s Statement of Responsibility for Financial Reporting

To the Shareholders of Envoy Capital Group Inc.:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with Canadian generally accepted accounting principles and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of consolidated financial statements.

The Board of Directors and Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Committee is also responsible for recommending the appointment of the Company's external auditors.

Meyers Norris Penny LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Committee and management to discuss their audit findings.

"Joseph Leeder"	"Andrew Patient"
Chief Executive Officer	Chief Financial officer

MEYERS NORRIS PENNY LLP

Auditors' Report

To the Shareholders of Envoy Capital Group Inc.

We have audited the consolidated balance sheets of Envoy Capital Group Inc. as at September 30, 2009 and the consolidated statements of operations, comprehensive income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements, present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The financial statements as at September 30, 2008 and for the periods ending September 30, 2007 and 2008, were audited by BDO Dunwoody LLP who expressed an opinion without reservations on those financial statements in their audit report dated December 16, 2008.

/s/ MEYERS NORRIS PENNY LLP

Toronto, Ontario	Chartered Accountants

November 20, 2009	Licensed Public Accountants

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS 1100 -2 BLOOR ST. E., TORONTO, ON CANADA M4W 1A8 PH. (416)596-1711 FAX (416) 596-7894 mnp.ca

MEYERS NORRIS PENNY LLP

Comments by Auditors for U.S. Readers
On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2(o) of the financial statements. Our report to the Shareholders dated November 20, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors' Report, when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ MEYERS NORRIS PENNY LLP

Toronto, Ontario	Chartered Accountants

November 20, 2009	Licensed Public Accountants

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS 1100 -2 BLOOR ST. E., TORONTO, ON CANADA M4W 1A8 PH. (416)596-1711 FAX (416) 596-7894 mnp.ca

Envoy Capital Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

As at:		September 30	September 30
		2009	2008
Assets

Current
Cash		$13,931,670	$4,576,771
Investments held for trading	note 3	5,154,996	14,453,468
Accounts receivable	note 4	2,005,975	8,387,477
Future income taxes	note 17	-	650,791
Prepaid expenses		383,631	388,736
Loans receivable	note 5	-	365,625
		21,476,272	28,822,868
Investments	note 3	214,593	224,250
Real estate	note 6	1,250,100	1,539,592
Property, plant and equipment	note 7	654,239	1,150,465
Goodwill	note 9	-	4,407,434
Future income taxes	note 17	-	337,435
		$23,595,204	$36,482,044
Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities		$1,120,750	$3,521,264
Derivatives held for trading	note 11	668,477	-
Deferred revenue		169,535	731,860
Loan payable	note 12	-	69,599
		1,958,762	4,322,723
Minority interest	note 13	12,408	-
Shareholders' equity
Share capital	note 14	9,340,990	9,370,741
Contributed surplus	note 15	29,822,864	29,852,590
Deficit		(17,539,820)	(7,064,010)
		21,624,034	32,159,321
		$23,595,204	$36,482,044

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director

The accompanying notes are an integral part of these statements

 Envoy Capital Group Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

For the year ended:		September 30 2009	September 30 2008	September 30 2007

Net revenue from consumer branding business	note 4	$11,732,473	$15,514,533	$12,402,688
Net investment gains (losses)	note 3	333,372	(4,930,185)	4,061,467
Interest and dividend income	note 3	252,605	675,519	1,086,970
		12,318,450	11,259,867	17,551,125
Operating expenses:
Salaries and benefits	note 14	12,706,335	12,815,891	11,319,127
General and administrative	note 6	3,151,830	3,581,721	2,635,005
Occupancy costs		851,112	560,757	540,762
		16,709,277	16,958,369	14,494,894
Depreciation		618,761	737,132	748,335

Investment earnings		-	-	(386,404)

Interest expense and financing costs		73,840	33,347	96,868

Goodwill impairment	note 9	4,407,434	-	-
		21,809,312	17,728,848	14,953,693

(Loss) earnings before income taxes, minority interest and discontinued operations		(9,490,862)	(6,468,981)	2,597,432

Income tax expense (recovery)	note 17	988,226	3,689,164	(43,773)

(Loss) earnings before minority interest and discontinued operations		(10,479,088)	(10,158,145)	2,641,205

Minority interest		(3,278)	-	-

(Loss) earnings from continuing operations		(10,475,810)	(10,158,145)	2,641,205

Gain on disposal of discontinued operations, net of income taxes	note 23	-	-	375,514

Net (loss) earnings		$(10,475,810)	$(10,158,145)	$3,016,719

(Loss) earnings per share
Basic		$(1.22)	$(1.11)	$0.23
Diluted		$(1.22)	$(1.11)	$0.23

(Loss) earnings per share - continuing operations
Basic		$(1.22)	$(1.11)	$0.20
Diluted		$(1.22)	$(1.11)	$0.20

Earnings per share - discontinued operations
Basic		$-	$-	$0.03
Diluted		$-	$-	$0.03

Weighted average number of common shares outstanding - basic		8,558,466	9,122,688	13,147,793
Weighted average number of common shares outstanding - fully diluted		8,558,466	9,122,688	13,155,910

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars)

For the year ended:	September 30	September 30	September 30
	2009	2008	2007

Net (loss) earnings	$(10,475,810)	$(10,158,145)	$3,016,719

Other comprehensive income (loss):
Gain (loss) on foreign currency translation	-	76,519	(25,514)

Comprehensive (loss) income	$(10,475,810)	$(10,081,626)	$2,991,205

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Expressed in Canadian dollars)

For the year ended:		September 30	September 30	September 30
		2009	2008	2007

(Deficit) retained earnings, beginning of year		$(7,064,010)	$3,094,135	$(40,266,401)

Transitional adjustment on adoption of financial instruments		-	-	77,416

Net (loss) earnings		(10,475,810)	(10,158,145)	3,016,719

Deficit reduction applied against share capital	Note 14	-	-	40,266,401

(Deficit) retained earnings, end of year		$(17,539,820)	$(7,064,010)	$3,094,135

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated
Statements of Cash Flows (Expressed in
Canadian dollars)

For the year ended:	September 30	September 30	September 30
	2009	2008	2007
Cash flows from operating activities:
Net (loss) income	$(10,475,810)	(10,158,145)	$3,016,719
Items not involving cash:
Gain on disposal of discontinued operations	-	-	(375,514)
Depreciation	618,761	737,132	748,335
Stock based compensation	-	-	16,987
Minority interest	(3,278)	-	-
Impairment of real estate	297,933
Gain on foreign exchange	-	(76,519)	-
Future income taxes	988,226	3,714,944	-
Change in fair value of held for trading investments	(337,297)	4,917,237	(4,061,467)
Goodwill impairment	4,407,434	-	-

Net change in non-cash working capital balances:
Accounts receivable	6,381,502	(3,081,525)	(646,317)
Prepaid expenses	5,105	321,423	1,024,480
Investments held for trading	9,631,844	8,218,162	4,345,597
Accounts payable and accrued liabilities	(2,400,514)	527,802	(1,892,034)
Derivatives held for trading	668,477	-	-
Deferred revenue	(562,325)	222,486	(580,160)
Other	-	-	9,175
Net cash provided by (used in) operating activities	9,220,058	5,342,997	1,605,801

Cash flows from financing activities:
Operating line of credit	-	(1,975,000)	1,975,000
Loan payable repayments	(69,599)	(87,878)	(94,558)
Minority interest	15,686	-	-
Issuance of common shares	-	16,666	66,584
Share buy back under normal course issuer bid	-	-	(30,218,722)
Share buy back under normal course issuer bid	(59,477)	(2,932,720)	(2,823,058)
Net cash provided by (used in) financing activities	(113,390)	(4,978,932)	(31,094,754)

Cash flows from investing activities:
Loans receivable	365,625	992,177	492,923
Purchase of capital assets	(122,535)	(442,994)	(135,396)
Proceeds on sale of subsidiary	-	2,803,549	(103,549)
Investment in real estate	(8,441)	(65,487)	(472,751)
Investments	9,657	-	29,281,590
Net cash provided by (used in) investing activities	244,306	3,287,245	29,062,817

Change in cash balance due to foreign exchange	3,925	165,986	51,902

Net change in cash from continuing operations	9,354,899	3,817,296	(374,234)

Cash flows from discontinued operations
Net cash provided by (used in) investing activities	-	-	375,514
Net change in cash from discontinued operations	-	-	375,514

Net change in cash	9,354,899	3,817,296	1,280

Cash, beginning of year	4,576,771	759,475	758,195

Cash, end of year	$13,931,670	$4,576,771	$759,475
Supplemental cash flow information:
Interest paid	$50,660	$44,165	$96,868
Income taxes (received) paid	-	(25,780)	-

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statement of Shareholders Equity
(Expressed in Canadian dollars)

	Share capital	Contributed surplus	Warrants	Stock based compensation	(Deficit) Retained earnings	Total shareholders' equity

Balance, October 1, 2007	$10,516,344	$24,216,052	$6,542,456	$864,533	$3,094,135	$45,157,001

Share repurchases pursuant to normal course issuer bid (note 14)	(1,162,269)	(1,770,451)	-	-	-	(2,932,720)

Share issuances pursuant to stock options exercised (note 14)	16,666	-	-	-	-	16,666

Net loss for the year	-	-	-	-	(10,158,145)	(10,158,145)

Realized gain on foreign exchange translation	-	-	-	-	-	76,519

Balance, September 30, 2008	$9,370,741	$22,445,601	$6,542,456	$864,533	$(7,064,010)	$32,159,321

Share repurchases pursuant to normal course issuer bid (note 14)	(29,751)	(29,726)	-	-	-	(59,477)

Expiration of stock options and warrants	-	7,406,989	(6,542,456)	(864,533)	-	-

Net loss for the year	-	-	-	-	(10,475,810)	(10,475,810)

Balance, September 30, 2009	$9,340,990	$29,822,864	$-	$-	$(17,539,820)	$21,624,034

The accompanying notes are an integral part of these statements

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

1.	Nature of Business

The Company, continued under the Business Corporations Act (Ontario), operated in the Canada, the United States, Monaco and the United Arab Emirates during the year, providing merchant banking and consumer and retail branding services.

Basis of Presentation

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 24.

2.	Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Capital Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Subsidiaries as at September 30, 2009, 2008 and 2007 are as follows:

	2009	2008	2007	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation
Envoy Capital Group
Monaco S.A.M.	99.8	-	-	Monaco
Watt International Inc.	100.0	100.0	100.0	Ontario
1632159 Ontario Ltd.	100.0	100.0	100.0	Ontario
ECG Properties Inc.	100.0	100.0	100.0	Ontario

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant areas requiring the use of management estimates include discount factors relating to fair value measurements, valuation allowance for future tax assets, determination of substantial completion for revenue recognition and provisions for uncollectible accounts. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

2.	Significant Accounting Policies (continued)

(c)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate
Computer equipment and software	Declining balance
	and straight line	30-50% or 3-4 years
Furniture and equipment	Declining balance
	and straight line	20% or 5 years
Leasehold improvements	Straight line	initial term of lease
+ 1 option period

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from its use and disposal are less than the assets' carrying amount. Impairment is measured as the amount by which the assets' carrying value exceeds its fair value. Any impairment is included in loss for the year. Discounted cash flows are used to measure fair value of long-lived assets.

(d)	Revenue Recognition

Consumer and Retail Branding:

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor's services is included in salaries and benefits expense or general and administrative expenses, as appropriate.

The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete. Anticipated losses are provided for when the estimate of total costs on a project indicates a loss.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

2.	Significant Accounting Policies (continued)

Further, the balance sheet reflects the following:

(i)	deferred revenue representing fees billed and collected in advance of such feesbeing earned;

(ii)	unbilled revenue representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process representing costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred.

Merchant Banking:

Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

(e)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit to which goodwill has been attributed is compared to its carrying amount including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed in a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

2.	Significant Accounting Policies (continued)

(f)	Foreign currency translation

The financial statements of the Company's foreign subsidiaries, all of which are integrated operations, are translated using the temporal method, whereby the monetary assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Non-monetary items are translated at historical rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the period. Translation gains or losses are recognized in the results of operations for the period.

In respect of the Company and its subsidiaries' foreign currency transactions, at the transaction date each asset, liability, revenue and expense is translated into the functional currency of the Company at the exchange rate in effect at the date of the transaction. At the year-end date, monetary assets and liabilities are translated into the functional currency of the Company at the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year.

(g)	Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(h)	Stock-based compensation

The Company calculates the fair value of the stock-based compensation on all awards granted and recognizes the expense from the date of grant and is amortized over the vesting period. The company determines the fair value of stock options granted using the Black-Scholes option pricing model.

(i)	Earnings per share

Basic earnings per share are computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share are computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

2.	Significant Accounting Policies (continued)

(j)	Business combinations

All business combinations are accounted for using the purchase method of accounting. The value of shares issued in a business combination is measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Intangible assets that meet specific criteria are recognized and reported apart from goodwill.

(k)	Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. The change in policy was applied retrospectively in fiscal 2007 with no restatement of comparative figures. The effect of the adjustment was a net increase to retained earnings of $77,416.

The classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. The standards require that all financial assets be classified either as held-for-trading ("HFT"), available-for-sale ("AFS"), held-to-maturity ("HTM"), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding at September 30, 2009:

Cash	Held-for-trading
Investments held for trading	Held-for-trading
Accounts receivable	Loans and receivables
Loans receivable	Loans and receivables
Investments	Available for sale
Foreign currency contracts	Held-for-trading
Bank indebtedness	Other financial liability
Accounts payable	Other financial liability

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

2.	Significant Accounting Policies (continued)

Held-for-Trading ("HFT")

HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned and changes in fair value are included in net earnings for the period.

Held-to-Maturity ("HTM")

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost. The Company currently has no HTM investments.

Available-for-Sale ("AFS")

AFS financial assets are those non-derivative financial assets that are either designated as AFS, or that are not classified as loans and receivables, HTM or HFT investments. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income ("OCI") until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables

Loans and receivables are accounted for at cost, less any allowances, using the effective interest rate method.

Other liabilities

Other liabilities are recorded at amortized cost, and include all liabilities, other than derivatives.

Transaction costs

Transaction costs are expensed in the period incurred.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

2.	Significant Accounting Policies (continued)

Determination of fair value

At each financial reporting period, the Company's management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i)	Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii)	Privately-held investments:

Securities in privately-held companies designated as HFT or AFS are recorded at fair value based on objective evidence including recent arm's length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Investments in which the Company has a significant influence are accounted for using the equity method.

(l)	Comprehensive income

Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings, such as:

•	changes in the currency translation adjustment relating to self-sustaining foreign operations
•	unrealized gains or losses on available-for-sale investments.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

2.	Significant Accounting Policies (continued)

(m)	Hedges

In conjunction with the above policies, the Company also adopted section 3865 of the CICA Handbook, Hedges. The section describes when and how hedge accounting can be used. The Company currently does not have any hedge transactions.

(n)	Discontinued operations

The results of operations of a business that has either been disposed of, or is held for sale is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company's ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for prior periods.

(o)	Recently adopted accounting policies

Effective October 1, 2007, the Company adopted prospectively the following Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") new accounting standards for interim and annual financial statements for fiscal years beginning on or after October 1, 2007:

(i)    CICA Handbook Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences of noncompliance;

(ii)   CICA Handbook Section 3862, Financial Instruments - Disclosure, which requires disclosure of information related to the significance of financial instruments to a company's financial position and performance. A company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed;

(iii)   CICA Handbook Section 3863, Financial Instruments - Presentation, which establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset.

Effective October 1, 2008, the Company adopted prospectively CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

2.	Significant Accounting Policies (continued)

Also on October 1, 2008, the Company adopted prospectively CICA Handbook Section 3031, "Inventories", which sets forth the requirements for measuring and presenting inventories. It requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overhead and other costs incurred in bringing the inventories to their present location and condition.

The initial adoption of these standards did not have a material effect on the financial position or earnings of the Company. The additional disclosures relating to the adoption of these new sections are described in notes 19 and 20.

(p)	Recent accounting pronouncements

On February 13, 2008 the Canadian Accounting Standards Board ("AcSB") confirmed January 1, 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS). The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company continues to monitor, and assess, the impact of the convergence of Canadian GAAP and IFRS.

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests", which together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Accounting Standard 27 (Revised), "Consolidated and Separate Financial Statements". These changes are effective for interim and annual financial statements beginning on January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the impact of the adoption of these new accounting standards on its consolidated financial statements.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

3.	Investments

	2009	2008
Investments held for trading

Cash and equivalents	$-	$2,700,000

Publicly-traded investments
Fixed income	-	99,434
Equities	4,719,259	7,051,786
Derivatives	435,737	-
Discount securities	-	4,602,248
	5,154,996	11,753,468
Total investments held for trading	$5,154,996	$14,453,468

Investments
Investment in capital pool company	$190,343	$200,000
Available for sale investments in private equity	24,250	24,250
Total investments	$214,593	$224,250

As at September 30, 2009 the portfolio of investments held for trading was invested in marketable securities, including common shares and derivative instruments. The specific investments within the portfolio will vary depending on market conditions. The investment portfolio, including interest and dividend income, earned $585,977 during fiscal 2009 (2008 - loss of $4,254,666), after deducting fees and expenses.

At September 30, 2009 Envoy owned an approximate 28% interest in Sereno Capital Corporation ("Sereno"), a Capital Pool Company. Members of Envoy's management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method. Accordingly, the Company has recognized a loss of $9,657 on its investment, representing its share of Sereno's operating losses to date. Sereno is currently in the process of evaluating opportunities and has not yet completed a qualifying transaction.

4.	Accounts receivable

	2009	2008
Trade receivables	$1,232,042	$6,199,726
Unbilled revenue	225,168	1,332,334
Work in process (at cost)	548,765	855,407
	$2,005,975	$8,387,477

Included in net revenue are disbursement costs of $918,162 (2008 - $2,440,015).

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2009, 2008 and 2007

5.	Loans receivable

Effective June 30, 2005, the Company completed the sale of its John Street, Inc. subsidiary and related assets to the management of John Street. The Company financed a portion of the sale through loans receivable, secured by a general security agreement and collateralized by the underlying shares. All loans were paid in full on February 28, 2009.

	2009	2008

Loan receivable, 8.0% per annum, due June 30, 2009, repayable in monthly instalments of $28,125, plus interest	$-	$253,125
Loan receivable, 8.0% per annum, due June 30, 2009, repayable in monthly instalments of $12,500, plus interest		112,500

	$-	$365,625

6.	Real estate

The Company currently owns two investment properties on Queen St. in Toronto, which it had planned to develop for resale. Given market conditions, the Company made a decision not to develop the properties. The properties have been recorded at fair value, net of disposal costs. As a result, the Company recorded an impairment loss of approximately $297,000 in the period, representing the difference between the carrying value at the time of impairment and the fair value. This impairment loss has been included in general and administrative expenses.

7.	Property, plant and equipment

		Accumulated	Net book
2009	Cost	depreciation	value
Leasehold improvements	$837,102	$483,416	$353,686
Computer equipment and software	3,387,796	3,179,041	208,745
Furniture and equipment	571,454	479,646	91,808
Equipment under capital leases	963,519	963,519	-
	$5,759,871	$5,105,622	$654,239

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2009, 2008 and 2007

7.	Property, plant and equipment (continued)

		Accumulated	Net book
2008	Cost	depreciation	value
Leasehold improvements	$3,647,838	$3,014,078	$633,760
Computer equipment and software	4,171,636	3,687,146	484,490
Furniture and equipment	501,234	470,957	30,277
Equipment under capital leases	963,519	961,581	1,938
	$9,284,227	$8,133,762	$1,150,465

8.	Related party transactions

During the year, the Company paid $7,500 (2008 - $215,000; 2007 - $244,786) for legal services to a director of the Company. In November 2008, this director became an employee of the Company.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M. ("Envoy Monaco"). As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired a 0.1% share interest in Envoy Monaco (total of 0.2%) at a cost 5,000 Euros each (see note 13 minority interest).

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

9.	Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or circumstances indicate that it may be impaired. At September 30, 2009, impairment tests were performed on goodwill using discounted cash flows. This test indicated that the carrying value of the Consumer and Retail branding component's assets exceeded their fair value. Accordingly, a loss of $4,407,434 was recorded in the consolidated statement of operations for the year ended September 30, 2009, reducing the carrying value of goodwill from $4,407,434 to nil.

The impairment charges are a result of management's best estimates of expected revenues, expenses and cash flows and were based on information that was available at September 30, 2009. These estimates are subject to measurement uncertainty as they are dependent on factors outside of management's control. In addition, by their nature, impairment tests involve a significant degree of judgment, as expectations concerning future cash flows and the selection of appropriate market inputs are subject to considerable risks and uncertainties.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2009, 2008 and 2007

10.	Bank indebtedness

The Company has access to a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements. Amounts borrowed under the facility bear interest at the bank prime rate. Drawings under the credit facility are secured by $2 million of the Company's investment portfolio. There were no borrowings under the facility at September 30, 2009. The credit facility has no set maturity date.

11.	Derivatives held for trading

During fiscal 2009, the Company established an investment position in derivative instruments by writing a number of put options on large cap U.S. publicly-traded companies. The put option contracts are publicly traded on the Chicago Board Options Exchange and have expiry dates ranging from October 2009 to January 2011.

The options have been recorded at their fair value of $668,477, based on quoted market prices at September 30, 2009. Changes in fair value of the options have been recorded in investment income for the period. The purchase price of all shares underlying the options is approximately USD $5,626,000.

12.	Loan payable

	2009	2008
Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666.	$-	$69,599

13.	Minority interest

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M ("Envoy Monaco"). The mandate for Envoy Monaco is mainly to attract new investment opportunities and promote the services of the Company in the European market.

As part of the requirements of incorporation, a small interest in the Company is owned by two directors of Envoy Monaco who are residents of Monaco. The ownership of 0.2% has been reflected in the financial statements as minority interest

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2009, 2008 and 2007

14.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	2009		2008		2007
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Balance, beginning of year	8,585,636	$9,370,741	9,637,233	$10,516,344	19,421,415	$97,186,342

Common shares issued (cancelled) pursuant to:

Repurchase of shares pursuant to substantial issuer bid (c)			-	-	(9,002,383)	(45,048,658)

Stock options exercised	-	-	13,333	16,666	31,667	66,584

Deficit reduction pursuant to special resolution (b)	-	-	-	-	-	(40,266,401)

Repurchase of shares pursuant to normal course issuer bid (c)	(27,259)	(29,751)	(1,064,930)	(1,162,269)	(813,466)	(1,421,523)

Balance, end of year	8,558,377	$9,340,990	8,585,636	$9,370,741	9,637,233	$10,516,344

(b)	Deficit reduction

On March 30, 2007, shareholders of the Company approved a special resolution to reduce the stated capital of the common shares of the Company by $40,266,401. The reduction in share capital was applied against the opening deficit of 2007 in the same amount.

(c)	Repurchase of shares

On April 27, 2009, the Company announced acceptance by the Toronto Stock Exchange (the "TSX") of its Notice of Intention to Make a Normal Course Issuer ("NCIB"). Pursuant to the NCIB, Envoy proposes to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 682,723 common shares, being 10% of the public float. Purchases were approved to commence on May 1 , 2009 and conclude on the earlier of the date on which purchases under the NCIB have been completed and April 30, 2010. No purchases have yet been made under this issuer bid.

Pursuant to the normal course issuer bid which began on February 7, 2008 and ended on February 6, 2009, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. In fiscal 2009, under this normal course issuer bid, the

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2009, 2008 and 2007

14.	Share capital (continued)

Company repurchased and cancelled 27,259 common shares for cash consideration of $59,477, including related costs.

During fiscal 2008, the Company repurchased and cancelled 1,064,930 common shares for cash consideration of $2,932,720. The Company repurchased 188,309 shares for cash consideration of $572,942 pursuant to the terms of a normal course issuer bid which began on February 7, 2007 and ended on February 6, 2008. In addition, during fiscal 2008, the Company repurchased 876,621 shares for cash consideration of $2,359,778 pursuant to the terms of the normal course issuer bid which began on February 7, 2008 and ended on February 6, 2009.

Pursuant to the terms of a substantial issuer bid via a modified "Dutch Auction" which began on September 15, 2006 and ended on January 24, 2007, the Company repurchased, for cancellation, 9,002,383 shares at a price of US$2.70 (CDN$3.19) per share. Total cash consideration, including associated costs, was $30,218,722, or $3.36 per share.

During fiscal 2007, the Company repurchased and cancelled 813,466 common shares for cash consideration of $2,823,058, pursuant to the terms of a normal course issuer bid which began on February 7, 2007 and ended on February 6, 2008.

(d)	Stock option plan

The Company has reserved 800,000 common shares under its stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date.

The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry. All outstanding options expired on May 24, 2009.

There were no options granted during fiscal 2009, 2008 and 2007.

The estimated fair value of the options granted during fiscal 2004, using the Black-Scholes option pricing model, was $864,533 of which $16,987 was expensed in the financial statements in fiscal 2007 and the remaining option value of $847,546 was expensed in prior years. These amounts were originally included as part of stock based compensation in Shareholders' Equity but have been reclassified to Contributed Surplus at September 30, 2009 upon expiration of the options.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2009, 2008 and 2007

14.	Share capital (continued)

(e)	Stock option details

		Weighted
		average
	Number	exercise price
	of options	per share

Options outstanding, September 30, 2007	258,333	3.86
Options granted	-	-
Options exercised	(13,333)	1.25
Options cancelled	(20,000)	4.00

Options outstanding, September 30, 2008	225,000	4.00
Options granted	-	-
Options exercised	-	-
Options cancelled	(225,000)	4.00

Options outstanding, September 30, 2009	-	$-

Number of options exercisable

Options exercisable, September 30, 2009	-	$-

Options exercisable, September 30, 2008	225,000	$4.00

Options exercisable, September 30, 2007	258,333	$3.86

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2009, 2008 and 2007

15.	Contributed Surplus

During fiscal 2009, pursuant to the normal course issuer bid described in Note 14(c), the Company repurchased and cancelled 27,259 common shares at an average price of $2.18 per common share for total cash consideration of $59,477 including related expenses. As the average price paid was more than the average per share value of the outstanding common shares, $29,726 was recorded as a reduction of contributed surplus.

During fiscal 2008, pursuant to the normal course issuer bid described in Note 14(c), the Company repurchased and cancelled 1,064,930 common shares at an average price of $2.75 per common share for total cash consideration of $2,932,720 including related expenses. As the average price paid was more than the average per share value of the outstanding common shares, $1,770,451 was recorded as a reduction of contributed surplus.

On January 25, 2007, pursuant to the substantial issuer bid described in Note 14(c), the Company repurchased and cancelled 9,002,383 common shares at an average price of $3.36 per common share for total cash consideration of $30,218,722 including related expenses. As the average price paid was less than the average per share value of the outstanding common shares, $14,829,936 was recorded in contributed surplus as a gain on redemption of shares.

During fiscal 2007, pursuant to the normal course issuer bid described in Note 14(c), the Company repurchased and cancelled 813,466 common shares at an average price of $3.47 per common share for total cash consideration of $2,823,058 including related expenses. As the average price paid was more than the average per share value of the outstanding common shares, $1,401,535 was recorded as a reduction of contributed surplus.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2009, 2008 and 2007

16.	Earnings per Share

	2009	2008	2007

Numerator for EPS calculations:
Net (loss) earnings	$(10,475,810)	$(10,158,145)	$3,016,719

Denominator:
Denominator for basic net earnings per share -weighted average shares outstanding	8,558,466	9,122,688	13,147,793

Effect of dilutive potential common shares issuable:
- under stock options	-	-	8,117

Denominator for diluted net earnings per share	8,558,466	9,122,688	13,155,910

Details of anti-dilutive potential securities outstanding not included in diluted EPS calculations at September 30 are as follows:

Anti-dilutive potential securities	2009	2008	2007
Common shares potentially issuable:
- pursuant to warrants	-	5,526,317	5,526,317
- under stock options	-	225,000	245,000
	-	5,751,317	5,771,317

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

17.	Income taxes

Income tax expense (recovery) for the years ended September 30, 2009, 2008 and 2007 consists of:

	2009	2008	2007

Current (recovery)	$-	$(25,780)	$-
Future	988,226	3,714,944	(43,773)
	$988,226	$3,689,164	$(43,773)

The income tax expense (recovery) attributable to (loss) income differs from the amounts computed by applying the Canadian statutory rates of 33.0% (2008 - 34.15%; 2007 - 36.12%) to the (loss) earnings before income taxes and discontinued operations as a result of the following:

	2009		2008		2007

Income tax (recovery) expense at statutory rates	$(3,131,984)	(33.0%)	$(2,209,157)	(34.2%)	$938,192	36.1%

Increase (decrease) in income taxes resulting from:

Expenses (revenue) deducted (included) in the accounts that have no corresponding deduction (inclusion) for income taxes	111,541	1.2%	(92,814)	(1.4%)	28,404	1.1%

Change in valuation allowance	346,036	3.6%	5,618,446	86.8%	(1,429,871)	(55.1%)

Adjustment to future tax for substantively enacted changes in tax laws and rates	94,909	1.0%	74,393	1.2%	705,939	27.2%

Other	3,567,725	37.6%	298,296	4.6%	(286,437)	(11.0%)

	988,226	10.4%	$3,689,164	57.0%	$(43,773)	(1.7%)

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

17.	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2009 and 2008 are presented below:

	2009	2008

Future tax assets:
Property, plant and equipment	$146,718	$1,094,932
Non-capital losses expiring by 2029	8,570,178	8,273,890
Other	11,061	1,325
	8,727,957	9,370,147
Less valuation allowance	8,727,957	8,381,921

Total net future tax assets	-	988,226

Less current portion	-	650,791
	$-	$337,435

At September 30, 2009, the Company has non-capital losses of approximately $26,800,000 available to reduce future years' taxable income, which expire as follows:

2010	$4,200,000
2014	2,400,000
2015	1,600,000
2026	1,900,000
2027	1,400,000
2028	9,200,000
2029	6,100,000
$26,800,000

The Company has realized net capital losses of approximately $2,848,000 available for carry forward to be applied against future taxable gains for Canadian tax purposes. The losses are available for carry forward indefinitely.

No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

18.	Commitments and contingencies

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next three years to expiry as follows:

2010	$393,593
2011	89,186
2012	85,566
$568,345

Rent expense under operating leases for the year ended September 30, 2009 amounted to $1,021,403 (2008 - $801,291; 2007 - $754,926).

19.	Management of capital

The Company includes the following in its definition of capital:

	2009	2008

Loan payable	$-	$69,599
Shareholders' equity comprised of
Share capital	9,340,990	9,370,741
Contributed surplus	29,822,864	29,852,590
Deficit	(17,539,820)	(7,064,010)
	$21,624,034	$32,228,920

The Company's objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company's ability to purchase new investments;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders' equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

19.	Management of capital (continued)

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	realizing proceeds from the disposition of its investments;

(b)	utilizing leverage in the form of third party debt and the Company's bank credit line (bank indebtedness);

(c)	raising capital through equity financings; and

(d)	purchasing the Company's own shares for cancellation pursuant to its normal course issuer bid.

The Company is not subject to any capital requirements imposed by a regulator. There were no changes in the Company's approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company's management is responsible for the management of capital and monitors the Company's use of various forms of leverage on a daily basis. The Company expects that its current capital resources will be sufficient to discharge its liabilities as at September 30, 2009.

20.	Financial instruments

Fair Value

The Company's carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

Classification	Carrying value	2009 Fair value	Carrying value	2008 Fair value

Held-for-trading	$18,376,609	$18,376,609	$18,214,729	$18,214,729
Available-for-sale	24,250	24,250	24,250	24,250
Loans and receivables	2,005,975	2,005,975	8,753,102	8,753,102
Other financial liabilities	1,079,170	1,079,170	3,507,213	3,507,213

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

20.	Financial instruments (continued)

The investment operations of the Company's business involve the purchase and sale of securities and, accordingly, the majority of the Company's assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company's use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if the Company's access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company's investments declines, resulting in losses upon disposition.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created. Investments in private equities tend to be relative small, comprising less than 5% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.

The following table shows the estimated sensitivity of the Company's after-tax net income (loss) for the year ended September 30, 2009 from a change in the closing price of the Company's investments with all other variables held constant as at September 30, 2009:

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

20.	Financial instruments (continued)

	Change in net after-tax income	Change in net after-tax income
Percentage change in	(loss) from % increase in	(loss) from % decrease in
closing price	closing price	closing price
2%	$89,730	$(89,730)
4%	179,461	(179,461)
6%	269,191	(269,191)
8%	358,922	(358,922)
10%	448,652	(448,652)

(iii)	Currency risk:

The Company is subject to currency risk through its activities in the United States and overseas. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks. At September 30, 2009, the Company had outstanding foreign exchange contracts to sell 2,100,000 US dollars at an average rate of 1.0799 expiring in November and December 2009. The Company also had a liability for the net settlement on a contract to sell 800,000 Euros at 1.4920 which expired September 30, 2009. The net liability of $41,580 arising from these contracts has been included in accounts payable and accrued liabilities. The gains and losses from these contracts have been included in investment income for the period.

The following assets and liabilities were denominated in foreign currencies at September 30, 2009 (US dollar 1.0707, UAE Dirham 0.2919, British Pound 1.7889, Euro dollar 1.5686):

	2009	2008
Denominated in U.S. dollars

Cash	$3,928,313	$951,929
Investments held for trading	4,905,380	1,486,504
Accounts receivable	498,442	2,052,966
Accounts payable	(134,383)	(136,945)
Derivatives held for trading	(668,477)	-
Deferred revenue	(25,979)	-
Net assets denominated in U S dollars	$8,503,296	$4 354 454

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

20.	Financial instruments (continued)

	2009	2008
Denominated in U.A.E dirham
Cash	$144,839	$41,338
Accounts receivable	82,757	2,723,905
Accounts payable	(231,819)	(872,975)
Net assets denominated in U.A.E dirham	$(4,223)	$1,892,268
Denominated in British pounds
Accounts receivable	$55,320	$143,254
Accounts payable	-	(104,493)
Net assets denominated in British pounds	$55,320	$38,761
Denominated in Euro dollars
Cash	$1,251,351	$-
Accounts payable	(63,778)	(83,600)
Net assets denominated in Euro dollars	$1,187,573	$(83,600)

The following table shows the estimated sensitivity of the Company's after-tax net income (loss) for the year ended September 30, 2009 from a change in all foreign currencies (U.S. dollars, U.A.E. dirham, British pounds and Euro dollars) with all other variables held constant as at September 30, 2009:

Percentage change in foreign currencies	Change in net after-tax income (loss) from % increase in foreign currency	Change in net after-tax income (loss) from % decrease in foreign currency
2%	$(6,871)	$6,871
4%	(13,743)	13,743
6%	(20,614)	20,614
8%	(27,486)	27,486
10%	(34,357)	34,357

(iv)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2009, two customers represented 43% of accounts receivable (2008 - one customer represented 32% of accounts receivable).

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

20.	Financial instruments (continued)

At September 30, 2009, the composition of trade receivables was as follows:

	2009	2008
Current	$619,325	$2,580,171
Past due 1-30	203,272	1,338,149
Past due 31-90	299,978	1,747,837
More than 90 days past due	109,467	533,569
Total trade receivables	$1,232,042	$6,199,726

The Company records an allowance for doubtful accounts when the likely recovery is less than the outstanding amount. There are several amounts due from customers which are more than 90 days overdue but are not included in the allowance. These amounts are not allowed for as they are balances with large customers for which the Company has transacted business for many years. The relationships with these customers are such that management is confident that the full amount will ultimately be collected.

At September 30, 2009, the Company's allowance for doubtful accounts was as follows:

	2009	2008
Opening balance	$136,577	$88,034
Additions	107,852	73,225
Write-offs	(114,331)	(24,682)
Ending balance	$130,098	$136,577

Certain of the Company's financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from advances to investee companies.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

20.	Financial instruments (continued)

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company's earnings and liabilities. All of the Company's interest-bearing investments are at fixed rates, hence there is no exposure to interest rate fluctuations while investments are held. As at September 30, 2009, the Company had no liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management's opinion that the Company is not exposed to significant interest rate risk.

21.	Segmented information

Summary of financial information concerning the Company's operating segments is shown in the following tables:

(a)	Summary of operating results:

For the year ended September 30, 2009
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$11,732,473	$585,977	$-	$12,318,450

Operating expenses:
Salaries and benefits	10,245,881	1,745,507	714,947	12,706,335
General and administrative	1,847,197	278,355	1,026,278	3,151,830
Occupancy costs	912,177	169,954	(231,019)	851,112

Depreciation	346,898	17,136	254,727	618,761

Interest (income) expense	-	68,535	5,305	73,840

Goodwill impairment	4,407,434	-	-	4,407,434

Earnings (loss) before income taxes	(6.027.114)	(1,693,510)	(1,770,238)	(9,490,862)

Income tax expense				988,226

Loss before minority interest				(10,479,088)

Minority interest				(3,278)

Net loss				$(10,475,810)

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

21.	Segmented information (continued)

For the year ended September 30, 2008
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$15,514,533	$(4,254,666)	$-	$11,259,867

Operating expenses:
Salaries and benefits	10,975,740	848,433	991,718	12,815,891
General and administrative	1,737,792	550,442	1,293,487	3,581,721
Occupancy costs	844,763	75,380	(359,386)	560,757

Depreciation	391,717	11,572	333,843	737,132

Interest (income) expense	(10,759)	-	44,106	33,347

Earnings (loss) before income taxes	1,575,280	(5.740.493)	(2,303,768)	(6,468,981)

Income tax expense				3,689,164

Net loss				$(10,158,145)

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

21.	Segmented information (continued)

For the year ended September 30, 2007
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$12,402,688	$5,148,437	$-	$17,551,125

Operating expenses:
Salaries and benefits	8,031,440	1,464,649	1,823,038	11,319,127
General and administrative	1,429,480	341,255	864,270	2,635,005
Occupancy costs	769,046	75,425	(303,709)	540,762

Depreciation	392,865	14,580	340,890	748,335

Investment earnings	-	-	(386,404)	(386,404)

Interest expense and financing	18,156	-	78,712	96,868

Earnings (loss) before income taxes and discontinued operations	1,761,701	3,252,528	(2,416,797)	2,597,432

Income tax recovery				(43,773)

Earnings from continuing operations				2,641,205

Earnings from discontinued operations, net of income taxes				375,514

Net earnings				$3,016,719

(b)	Summary of total assets

	Consumer and Retail Branding	Merchant Banking	Corporate	Total

September 30, 2009	$2,690,449	$20,904,066	$689	$23,595,204

September 30, 2008	$14,252,978	$21,476,157	$752,909	$36,482,044

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

21.	Segmented information (continued)

(c)	Net revenue by type of service

	2009	2008	2007
Net revenue:
Consumer and retail branding	$11,732,473	$15,514,533	$12,402,688
Merchant banking	585,977	(4,254,666)	5,148,437
	$12,318,450	$11,259,867	$17,551,125

(d)	Net revenue by customer location

	2009	2008	2007
Net revenue:
USA/South America	$4,891,762	$6,395,333	$6,410,926
Canada	4,712,220	1,074,769	9,222,222
Middle East/Asia	2,048,065	3,789,765	1,917,977
Europe	666,403	-	-
	$12,318,450	$11,259,867	$17,551,125

(e)	Net revenue from major customers

In fiscal 2009, there were 2 customers who individually represented more than 10% of the Company's net revenue. Total net revenue from these customers was approximately $4,958,000 (2008 - five customers $8,836,000, 2007 - one customer $1,847,000).

22.	Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2009.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

23.	Discontinued operations

Through its wholly owned subsidiary ECG Holdings (UK) Limited the Company provided brand strategy, package design, brand management, pre-press, film services in UK and Europe. During fiscal 2006, Envoy's management decided to sell ECG (UK) in order to re-deploy the capital in its Merchant Banking business.

Effective September 15, 2006, Envoy completed the sale of shares of its wholly owned subsidiary, ECG (UK) and related business and all the assets of Watt Gilchrist Limited and Parker Williams Design Limited. The sale price was $27,000,000 paid in cash. Pursuant to the terms and conditions of sale purchase agreement $2,700,000 was held in escrow to secure potential fourth party claims. In January, 2008, the Company received $2,834,568, representing the withheld amount plus accrued interest.

ECG Holdings (UK) Limited and related companies
Fiscal year:	2009	2008	2007

Gain on sale of discontinued operations	$-	$-	$375,514

Earnings from discontinued operations	$-	$-	$375,514

24.	Reconciliation to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. Set out below are the material adjustments to net (loss) earnings for the years ended September 30, 2009, 2008 and 2007 required to conform to US GAAP.

	2009	2008	2007
Net (loss) earnings based on
Canadian GAAP	$(10,475,810)	$(10,158,145)	$3,016,719
Cash held in escrow (a)	-	2,803,549	(103,549)
Capitalized incorporation costs (e)	-	66,339	(66,339)
Income recognized on reclassification of investments (f)	-	-	77,416
Gains on privately-held securities (f)	-	-	(1,147,500)
Fair value adjustment on restricted securities (f)	(283,411)	1,619,615	-
Net (loss) earnings based on U.S. GAAP	$(10,759,221)	$(5,668,642)	$1,776,747

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

24.	Reconciliation to United States generally accepted accounting principles (continued)

	2009	2008	2007
Net (loss) earnings from continuing operations	$(10,759,221)	$(8,472,191)	$1,401,233
Net earnings from discontinued operations (Note 23)	$-	$2,803,549	$375,514

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2009	2008	2007
Net (loss) earnings per share: Basic	$(1.26)	(0.62)	0.14
Diluted	(1.26)	(0.62)	0.14
Net (loss) earnings per share from continuing operations:
Basic	$(1.26)	(0.93)	0.11
Diluted	(1.26)	(0.93)	0.11
Net earnings per share from discontinued operations:
Basic	$-	0.31	0.03
Diluted	-	0.31	0.03

The calculation of diluted (loss) earnings per share used income from continuing operations as the "control number" in determining whether potential common shares are dilutive or antidilutive. Since the Company experienced a loss in fiscal 2009 and fiscal 2008 from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for that year.

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on U.S. GAAP:

	2009	2008
Total assets based on Canadian GAAP	$23,595,204	$36,482,044
Fair value adjustment on restricted securities (f)	188,704	472,115
Total assets based on U.S. GAAP	$23,783,908	$36,954,159

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

24.	Reconciliation to United States generally accepted accounting principles (continued)

The following adjustments are required in order to conform shareholders' equity based on Canadian GAAP to shareholders' equity based on U.S. GAAP:

	2009	2008
Shareholders' equity based on Canadian GAAP	$21,624,034	$32,159,321
Fair value adjustment on restricted securities (f)	188,704	472,115
Shareholders' equity based on U.S. GAAP	$21,812,738	$32,631,436

Summary of accounting policy differences:

The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:

(a)	Cash held in escrow:

Cash held in escrow represents funds which were held in common trust with the purchaser of the UK operations, as per the terms of the purchase and sale agreement. The amount was held in joint trust as security for indemnities provided to the purchaser at closing and was released on the first anniversary date of the transaction, including accrued interest. Canadian GAAP allowed the recognition of this amount in determining the gain on sale. Under US GAAP these funds could not be recognized until they were released from escrow. As described in Note 23 during January, 2008 the Company received the cash previously held in escrow and as a result the amount was recognized in US GAAP income.

(b)	Comprehensive income:

The Company's comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders' equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2009	2008	2007
Net (loss) earnings for the year in accordance with U.S. GAAP	$(10,759,221)	$(5,668,642)	$1,776,747
Less: reclassification adjustment for gains realized in net income	-	-	(242,378)
Change in cumulative translation adjustment account		76,519	(25,514)
	$(10,759,221)	$(5,592,123)	$1,508,855

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

24.	Reconciliation to United States generally accepted accounting principles (continued)

(c)	Reduction of capital:

In 2007, the share capital of the Company was reduced by $40,266,401 pursuant to a special resolution of its shareholders and was applied against the deficit. Also, in 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. These reductions in capital are not permitted under U.S. GAAP. While the adjustments have no impact on shareholders' equity, under U.S. GAAP, share capital and deficit would be increased by $50,153,362 as at September 30, 2009 and 2008.

(d)	Revenue:

Under U.S. GAAP net investment gains and interest and dividend income would be included as investment earnings (as non-operating) in the consolidated statement of operations.

(e)	Capitalized incorporation costs:

Certain costs relating to the establishment of an office in Dubai, UAE were capitalized for Canadian GAAP purposes in fiscal 2007 and expensed in fiscal 2008. These costs were not permitted to be capitalized under US GAAP.

(f)	Investments:

As at September 30, 2009, the Company has categorized certain investments as held-for trading for Canadian GAAP purposes which requires that these investments be accounted for at fair value with changes in fair value through the Statement of Operations.

During fiscal 2008, a private entity in which the Company held an investment completed its Initial Public Offering and a second investment in a Capital Pool Company completed its qualifying transaction. As a result of these transactions the Company's shares in these entities had escrow restrictions imposed by the exchange on which the shares are listed. Under Canadian GAAP the Company recorded these shares at fair value which was determined using valuation techniques to reflect the restriction on these securities. Under US GAAP, those shares which will be released from escrow in less than twelve months are recorded at the quoted market price at the balance sheet date and those shares which will be released from escrow in greater than twelve months are recorded at cost. The result was a combined US GAAP net income difference totalling ($283,411) and $1,619,615, in fiscal 2009 and 2008, respectively, and a difference in total assets at September 30, 2009 and September 30, 2008 of $188,704 and $472,115, respectively.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

24.	Reconciliation to United States generally accepted accounting principles (continued)

As of September 30, 2007, the Company categorized certain investments as held-for-trading and accordingly, recorded at market value for Canadian GAAP. As a result, the Company recognized a fair value adjustment of $1,147,500 based on an increase in fair value of privately-held equity securities. Under U.S. GAAP, these investments would be accounted for at cost and therefore no fair value adjustment would be recognized. As a result of these differences, investments held for trading would have been $1,147,500 lower than the amount reported in our audited financial statements at September 30, 2007. Also in fiscal 2007 certain of the Company's investments which had been categorized as available-for-sale were disposed of resulting in the realization of gains in the amount of $242,378 which were reversed from comprehensive income and recorded in net income. The impact of the reversal on net income for fiscal 2007 was $77,416, net of associated payroll expenses of $121,189 and tax expense of $43,773.

(g)	Financial instruments:

Under U.S. GAAP, the Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine the fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At September 30, 2009, the Company's financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	Sept. 30, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$13,931,670	$13,931,670	$-	$-
Investments held for trading	5,154,996	4,960,622	194,374	-
Investments	214,593	214,593	-	-
	$19,301,259	$19,106,885	$194,374	$-

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

24.	Reconciliation to United States generally accepted accounting principles (continued)

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	Sept. 30, 2009	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Derivatives held for trading	$668,477	$668,477	-	-
	$668,477	$668,477	$-	$-

(h)	Consolidated statements of operations:

Under U.S. GAAP, goodwill impairment and depreciation would be classified as operating expenses. Under Canadian GAAP, these amounts are considered non-operating expenses.

(i)	Consolidated statements of cash flows:

Under U.S. GAAP, the escrow funds received as proceeds on the sale of its subsidiary would be included as part of discontinued operations. Under Canadian GAAP, these cash flows were included as net cash from investing activities. Under U.S. GAAP, net cash from investing activities in fiscal 2008 would be lower by $2,803,549 and net change in cash from discontinued operations would be higher by the same amount.

Under U.S. GAAP, the loss on investment under the equity method of $9,657 would be included as a non-cash add back to operating activities as opposed to cash flows from investing activities. Under U.S. GAAP, net cash from operating activities would be higher by $9,657 and net cash from investing activities would be lower by the same amount.

Also, under Canadian GAAP, proceeds from the sale of investments used to fund the substantial issuer bid in fiscal 2007 were included as cash flows from investing activities in the Consolidated Statements of Cash Flows. Under U.S. GAAP, these cash flows would be included as net cash provided by operating activities. Under U.S. GAAP, net cash provided by operating activities in fiscal 2007 would be higher by $29,389,900 and net cash provided by investing activities would be lower by the same amount.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

24.	Reconciliation to United States generally accepted accounting principles (continued)

(j)	Accounting for Uncertainty in Income Taxes

The Financial Accounting Standards Board ("FASB") issued an interpretation, effective for fiscal years beginning after December 15, 2006, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the Company's tax returns. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The majority of the Company's tax positions still under potential exposure of tax authority review relate to Canadian taxes. Canadian tax returns are statute barred after three years from the assessment date. The Company has assessed the Company's tax positions and has determined that it is more likely than not that all tax positions taken will be sustained upon examination based on the technical merits of the positions.

(k)	Recent accounting pronouncements:

In September 2006, the FASB issued a standard that defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. The standard requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. The standard became effective for the Company's fiscal year that began on October 1, 2008. Other than the additional disclosure requirements, the adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In February 2008, the FASB issued changes to fair value accounting, which permits a one-year deferral of the application of fair value measurements for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The guidance partially defers the effective date of fair value measurement to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this change. Management is currently evaluating the potential impact of the adoption of this standard on the Company's consolidated financial statements.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

24.	Reconciliation to United States generally accepted accounting principles (continued)

In December 2007, the FASB issued a standard regarding business combinations. This standard establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008 and, as such, the Company will adopt this standard in fiscal 2010. The impact of the standard on the Company's consolidated financial statements will be dependent upon the number of and magnitude of the acquisitions that are consummated once the pronouncement is effective.

In December 2007, the FASB issued a standard on the accounting for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The standard clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company's equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This standard is effective for fiscal years beginning after December 15, 2008. The Company will adopt this standard in fiscal 2010, which will require retrospective application of the presentation and disclosure requirements of this standard for all of the Company's minority interest.

In April 2009, FASB issued changes regarding interim disclosures about fair value of financial instruments. The changes enhance consistency in financial reporting by increasing the frequency of fair value disclosures from annually to quarterly. The changes require disclosures on a quarterly basis of qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The disclosure requirements are effective beginning with the first interim reporting period ending after June 15, 2009. The adoption of these changes is not expected to have a material impact on the Company's consolidated financial statements.

 Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2009, 2008 and 2007

24.	Reconciliation to United States generally accepted accounting principles (continued)

In May 2009, the FASB issued a standard related to subsequent events. The standard is effective for interim or annual periods ending after June 15, 2009 and establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date. The Company has evaluated subsequent events through the date of issuance of these financial statements, December 16, 2009.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification"). The Codification became the single source for all authoritative accounting principles recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on the Company's financial position, results of operations or liquidity.

In June 2009, the FASB issued a standard which will be effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010. This standard amends previous guidance to require an enterprise to determine whether its variable interest or interest give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This standard also amends previous guidance to require ongoing reassessments of whether and enterprise is the primary beneficiary of a variable interest entity. Management is currently evaluating what impact, if an y, the adoption of this standard will have on the Company's consolidated financial statements.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS

30 St. Patrick St., Ste. 301	J. Joseph Leeder	Meyers Norris Penny LLP
Suite 301	President and	2 Bloor St. E., Suite 1100
Toronto, Canada M5T 3A3	Chief Executive Officer	Toronto, Canada M4W 1A8

Telephone: (416) 593-1212	Andrew Patient	BANKERS
Facsimile: (416) 593-4434	Chief Financial Officer
RBC Royal Bank
DIRECTORS	Darlene Soper	200 Bay Street
	Secretary	Toronto, Canada M5J 2J5
John H. Bailey
B.Comm, J.D., LL.M	AUDIT COMMITTEE	LEGAL COUNSEL (CANADA)
Director, Envoy Capital Group
Monaco S.A.M.	David Parkes (Chair)	Blake, Cassels & Graydon LLP
	Linda Gilbert	Box 25, Commerce Court West
Geoffrey B. Genovese	David Hull	Toronto, Canada M5L 1A9
President and Director,
Envoy Capital Group	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)
Monaco S.A.M.
	David Hull (Chair)	Skadden, Arps, Slate, Meagher &
Linda Gilbert	Linda Gilbert	Flom LLP
Consultant, Corporate	David Parkes	PO Box 258, Suite 1750
Reporting and Compliance		Toronto, Canada M5K 1J5
NOMINATING AND CORPORATE
David I. Hull (Chair)	GOVERNANCE COMMITTEE	INVESTOR RELATIONS
President, Hull Life Insurance
Agencies Inc.	Linda Gilbert (Chair)	E-mail: info@envoy.to
	David Hull	Additional information is
David Parkes	David Parkes	available on our website
President, David Parkes and		at www.envoy.to
Associates Inc.	TRANSFER AGENT
STOCK TRADING INFORMATION
Computershare Trust Company
	of Canada	Toronto Stock Exchange: ECG
	100 University Avenue, 9th Floor	NASDAQ Stock Market: ECGI
Toronto, Canada M5J 2Y1